FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 1, 2004

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
(Exact name of Registrant as specified in its charter)

26 Chin Third Road
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: November 1, 2004	By:	/s/ Joseph Tung

	Name: Title:	Joseph Tung Chief Financial Officer

ITEM 1

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:

ASE, Inc.	Joseph Tung, CFO / Vice President
Freddie Liu, Financial Controller
Room 1901, No. 333, Section 1	ir@aseglobal.com
Keelung Road, Taipei, Taiwan, 110
Clare Lin, US Contact
Tel: + 886.2.8780.5489	clare.lin@aseus.com
Fax: + 886.2.2757.6121	Tel: + 1.408.986.6524
http://www.aseglobal.com

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS CONSOLIDATED
YEAR 2004 THIRD-QUARTER FINANCIAL RESULTS

Taipei, Taiwan, R.O.C., October 28th , 2004 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, ASE”, or the “Company”), the world’s largest independent provider of IC packaging and testing services, today reported unaudited consolidated net revenues1 of NT$22,023 million for the third quarter of 2004 (3Q04), up 52% year-over-year and up 9% sequentially. Net income for the quarter totaled NT$1,960 million, up 236% year-over-year and down 3% sequentially. EPS for the quarter was NT$0.49, or US$0.069, per ADS, up 227% year-over-year and flat sequentially. ASE’s Q3 revenue marks the highest quarterly revenue level in the Company’s history.

“Despite the disruption on our operations in Taiwan as a result of the typhoon, we still managed to end the 3rd quarter with respectable growth rate and reached new high in revenue. We believe our fundamental business model remains solid and with our effective strategy implementation, we will continue to widen our lead against the competitors.”, commented Mr. Jason Chang, Chairman of ASE. “Looking forward, we continue to expect sequential growth in our revenue in the 4th quarter and should close the year 2004 with significant annual revenue growth.”

“Despite some recent concerns over the visibility of the semiconductor foundry business in the short-term, we believe the fundamentals of the IC assembly and testing subcontracting business remain growing in the longer term and our business model remain solid. We completed the merger of ASE Chung Li and ASE Material with the parent company on August 1st to further streamline our operations, as part of our strategy implementation. We will continue to excel in technology development and customer service to maintain our position as a worldwide leader in IC packaging and testing service industry.”

RESULTS OF OPERATIONS

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with generally accepted accounting principles in the Republic of China, or ROC GAAP. Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and review by independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results for any future period.

Advanced Semiconductor Engineering, Inc.

3Q04 Results

  Net revenues amounted to NT$22,023 million, up 9% sequentially and 52% year-over-year. The revenue contribution from IC packaging operations, testing operations, module assembly, and others were NT$14,318 million, NT$4,597 million, NT$2,932 million and NT$176 million, respectively.
  Gross profit for 3Q04 was NT$4,436 million, down 1% compared to NT$4,469 million in 2Q04. Gross margin of 20% for the quarter decreased from 22% in the previous quarter, while it increased from 19% in 3Q03.
  Total operating expenses during 3Q04 were NT$2,314 million, which increased by NT$204 million or 10% from the previous quarter. On a sequential basis, total R&D and SG&A expenses as a percentage of net revenues remained relatively flat. On a year-over-year basis, R&D and SG&A expenses as a percentage of net revenues decreased by 1% and 2% respectively, due to expanded revenue base and our effort in controlling operating expenses.
  Operating profit for 3Q04 reached NT$2,122 million, which decreased by NT$237 million or 10% from the previous quarter, and grew by NT$1,296 million or 157% year-over-year. Operating margin was 10% in 3Q04, which declined from 12% in 2Q04 and improved from 6% in 3Q03.
  We recorded net non-operating expenses of NT$205 million in 3Q04, which decreased by NT$96 million or 32% sequentially, and decreased by NT$284 million or 58% year-over-year. The sequential decrease was mainly because of the higher net exchange gain of about NT$32 million in 3Q04, the decrease in loss on long-term investment of NT$25 million, the decrease in loss on disposal of assets of NT$9 million, and the increase of other non-operating income by NT$85 million, which were offset by the increase of net interest expense of NT$55 million.
–	The increase in net interest expense is mainly due to loan balance increase.
–	The net exchange gain increase was mainly attributable to the significant decrease of exchange loss in Korean Won- based loans and payables and the exchange gain in Japanese Yen-based loans and payables, due to the respective currency exchange rate changes.
–	Loss on long-term investment was NT$4 million, consisting of NT$51 million investment gain from minority-owned affiliates and NT$55 million of goodwill amortization related to such minority-owned affiliates. The investment gain from minority-owned shareholders included NT$75 million of investment income from Universal Scientific Industrial Co. ("USI"), NT$11 million of investment loss from Hung Ching Construction, NT$11 million of investment loss from Inprocomm, Inc. (“IPCM”), and NT$2 million of investment loss from other invested companies.
–	Other non-operating income for 3Q04 mainly consisted of tooling charge and scrap sales. There were severance related costs recorded in 2Q04 while none recorded in 3Q04.
  Income before tax was NT$1,917 million for 3Q04. We recognized an income tax benefit of NT$348 million during the quarter. Minority interest adjustment for the quarter decreased by NT$300 million to NT$305 million, primarily due to the decreased earnings contributed by ASE Test Limited and the elimination of minority interest adjustment associated with ASE Material and ASE Chung Li due to their merger with ASE Inc.
  In 3Q04, net income amounted to NT$1,960 million, down by NT$60 million or 3% sequentially and up by NT$1,377 million or 236% year-over-year. For the first nine months of 2004, the Company’s net income totaled NT$5,617 million, compared with NT$595 million in the first nine months of 2003.
  Our total shares outstanding at the end of the quarter were 3,932,050,750. Our earnings per share for the third quarter of 2004 was NT$0.49, or US$0.069 per ADS, based on 4,105,329,267 weighted average number of shares outstanding during the third quarter. For the first nine months of 2004, the Company’s earnings per share were NT$1.42, compared with NT$0.16 in the first nine months of 2003.

Advanced Semiconductor Engineering, Inc.

LIQUIDITY AND CAPITAL RESOURCES

  Capital expenditures in 3Q04 totaled US$231 million, of which US$118 million was for IC packaging, US$17 million for module assembly, US$66 million for testing and US$30 million for interconnect materials. Capital expenditures in the first nine months of 2004 totaled US$604 million, of which US$283 million was for IC packaging, US$45 million for module assembly, US$191 million for testing and US$85 million for interconnect materials.
  EBITDA for the quarter totaled NT$6,247 million, up 51% year-over-year and up 2% sequentially. The year-over-year increase was mainly a result of the increase in pre-tax income.
  As of September 30, 2004, we had cash on hand plus short-term investment of NT$10,148 million, which decreased by NT$3,037 million when compared to the end of 2Q04. The decrease in cash balance was mainly due to the final payment made to Motorola in relation to ASE’s acquisition of Motorola’s assembly and test operations in Chung Li, Taiwan, and Paju, South Korea (now ASE Chung Li and Korea) and capital expenditures.
  As of September 30, 2004, we had total bank debt of NT$53,953 million, consisting of NT$9,111 million of revolving working capital loans, NT$7,733 million of current portion of long-term debt, NT$27,301 million of long-term debt and NT$9,808 million long-term bonds payable. Total unused banking facilities amounted to NT$13,645 million.
  Total number of employees reached 31,663 as of September 30, 2004.

BUSINESS REVIEW

IC Packaging Services

  Revenues generated from our IC packaging operations were NT$14,318 million during the quarter, up NT$1,562 million or 12% sequentially and up NT$3,952 million or 38% year-over-year. On a sequential basis, the significant increase in packaging revenue was primarily due to volume increase, partially offset by slightly lower average selling price.
  Revenues from advanced substrate and leadframe-based packaging accounted for 87% of total IC packaging revenues during the quarter, slightly up from 85% in 2Q04 and 86% in 3Q03.
  Gross margin for our IC packaging operations was 19%, down 3% sequentially and up 2% year-over-year. The sequential decrease in gross margin was mainly due to lower internal material supply and higher labor cost as a result of salary adjustment.
  Capital expenditure on our IC packaging operations amounted to US$118 million during the quarter, of which US$83 million was for wirebonding packaging capacity, and US$35 million was for wafer bumping and flip chip packaging equipment.
  As of September 30, 2004, there were 6,578 wirebonders in operation. A total of 292 wirebonders were added during the third quarter of 2004.

Testing Services

  Revenues generated from our testing operations were NT$4,597 million, up NT$495 million or 12% sequentially and up NT$1,531 million or 50% year-over-year, mainly due to volume increase. ASP has been slightly up from the previous quarter.
  Final testing contributed 74% to total testing revenues, remaining flat from the previous quarter. Wafer sort contributed 23% to total testing revenues, up by 1% from the previous quarter. Engineering testing contributed 3% to total testing revenues, down by 1%.
  Gross margin for our testing operations was 28%, slightly down by 1% sequentially and up 3% year-over-year. The main reason for the slight decrease in gross margin is the higher machinery rental due to more leased machines and higher utility cost due to seasonal rate increase.
  Capital spending on our testing operations amounted to US$66 million during the quarter.
  As of September 30, 2004, we operated a total of 1,510 testers, of which 87 testers were added during the quarter.

Advanced Semiconductor Engineering, Inc.

Module Assembly Services

  Revenues generated from our module assembly operations were NT$2,932 million, down NT$444 million or 13% sequentially and up NT$1,878 million or 178% year-over-year mainly due to volume changes.
  Camera module assembly revenue accounted for 63% of the total module assembly revenues, while RF and baseband module assembly accounted for 37%. In the previous quarter, camera module assembly was roughly 67% of module assembly revenues, while RF and baseband module assembly was about 33%.
  The decline in gross margin was primarily attributed to the decrease in production volume and the increase of turnkey business.

Interconnect Materials

  ASE completed the merger with ASE Material on August 1. The materials output manufactured by ASE was about NT$1,859 million for the quarter, down by NT$218 million or 11% sequentially and up by NT$395 million or 27% year-over-year. Gross margin for material was 19% during the quarter, which decreased from 24% from 2Q04 and increased from 16% in 3Q03. In the third quarter of 2004, ASE Material supplied 53% (by value) of our total PBGA substrate requirements.

Customers

  Our five largest customers together accounted for approximately 36% of our net revenues in 3Q04, constant from 2Q04 and in 3Q03. No customer accounted for more than 10% of our total revenues.
  Our top 10 customers contributed 53% of our revenues during the quarter, compared to 50% in 2Q04 and 53% in 3Q03.
  Our customers that are integrated device manufacturers, or IDMs, accounted for 53% of our revenues in 3Q04, compared to 51% in 2Q04 and 48% in 3Q03.

About ASE, Inc.

ASE, Inc. is the world's largest independent provider of IC packaging services and, together with its subsidiary ASE Test Limited (Nasdaq: ASTSF), the world's largest independent provider of IC testing services, including front-end engineering testing, wafer probing and final testing services. ASE, Inc.’s international customer base of more than 200 customers include such leading names as ATI Technologies Inc., Cirrus Logic International Ltd., IBM Corporation, Motorola, Inc., NVIDIA Corporation, Koninklijke Philips Electronics N.V., Qualcomm Incorporated, STMicroelectronics N.V. and VIA Technologies, Inc. With advanced technological capabilities and a global presence spanning Taiwan, Korea, Japan, Singapore, Malaysia and the United States, ASE, Inc. has established a reputation for reliable, high quality products and services. For more information, visit our website at http://www.aseglobal.com.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may

Advanced Semiconductor Engineering, Inc.

differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; our ability to successfully integrate pending and future mergers and acquisitions; international business activities; our business strategy; general economic and political conditions; possible disruptions in commercial activities caused by natural or human-induced disasters, including terrorist activity and armed conflict; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2003 Annual Report on Form 20-F filed on June 30, 2004.

Supplemental Financial Information

Consolidated Operations

Amounts in NT$ Millions	3Q/04	2Q/04	3Q/03
Net Revenues Revenues by End Application	22,023	20,290	14,525

Communication	44%	43%	32%
Computer	27%	31%	39%
Automotive and Consumers	25%	23%	29%
Others	4%	3%	0%
Revenues by Region
North America	56%	62%	57%
Europe	8%	8%	9%
Taiwan	22%	20%	30%
Japan	9%	5%	2%
Other Asia	5%	5%	2%

IC Packaging Services

Amounts in NT$ Millions	3Q/04	2Q/04	3Q/03
Net Revenues Revenues by End Application	14,318	12,756	10,366

Communication	33%	30%	28%
Computer	36%	42%	44%
Automotive and Consumers	27%	26%	28%
Others	4%	2%	0%
Revenues by Packaging Type
Advanced substrate & leadframe based	87%	85%	86%
Traditional leadframe based	10%	10%	10%
Others	3%	5%	4%
Capacity
CapEx (US$ Millions) *	118	106	39
Number of Wirebonders	6,578	6,322	4,808

Testing Services

Amounts in NT$ Millions	3Q/04	2Q/04	3Q/03
Net Revenues Revenues by End Application	4,597	4,102	3,066

Communication	43%	39%	35%
Computer	17%	20%	27%
Automotive and Consumers	33%	33%	35%
Others	7%	8%	3%
Revenues by Testing Type
Final test	74%	74%	78%
Wafer sort	23%	22%	18%
Engineering test	3%	4%	4%
Capacity
CapEx (US$ Millions) *	66	65	36
Number of Testers	1,510	1,492	1,145

* Capital expenditure amounts exclude building construction cost.

Advanced Semiconductor Engineering, Inc.
Consolidated Summary Income Statements Data
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended			For the nine months ended
	Sep. 30 2004	Jun. 30 2004	Sep. 30 2003	Sep. 30 2004	Sep. 30 2003
Net revenues:
IC Packaging	14,318	12,756	10,366	38,863	27,959
Testing	4,597	4,102	3,066	12,117	8,353
Module Assembly	2,932	3,376	1,054	8,263	2,469
Others	176	56	39	291	101

Total net revenues	22,023	20,290	14,525	59,534	38,882

Cost of revenues	17,587	15,821	11,742	46,861	32,618

Gross Profit	4,436	4,469	2,783	12,673	6,264

Operating expenses:
Research and development	675	595	601	1,855	1,694
Selling, general and administrative	1,639	1,515	1,356	4,525	3,786

Total operating expenses	2,314	2,110	1,957	6,380	5,480

Operating income (loss)	2,122	2,359	826	6,293	784

Net non-operating (income) expenses:
Interest expenses (income) - net	252	197	320	674	1,066
Foreign exchange loss (gain) - net	(37)	(5)	155	(124)	195
Loss (income) on long-term investment	4	29	42	68	200
Loss (gain) on disposal of assets	35	44	(20)	119	(62)
Others	(49)	36	(8)	12	(103)

Total non-operating expenses	205	301	489	749	1,296

Income (loss) before tax	1,917	2,058	337	5,544	(512)

Income tax expense (benefit)	(348)	(567)	(235)	(1,187)	(747)

Net income (loss) before minority interest	2,265	2,625	572	6,731	235

Minority interest	305	605	(11)	1,114	(360)
Net income (loss)	1,960	2,020	583	5,617	595

Per share data:
Earnings per common share
–Basic	NT$0.51	NT$0.50	NT$0.15	NT$1.47	NT$0.16
–Diluted	NT$0.49	NT$0.49	NT$0.15	NT$1.42	NT$0.16

Earnings per pro forma equivalent ADS
–Basic	US$0.074	US$0.080	US$0.022	US$0.218	US$0.023
–Diluted	US$0.069	US$0.074	US$0.022	US$0.209	US$0.023

Number of weighted average shares used in diluted EPS calculation (in thousands)	4,105,329	4,026,604	3,840,485	4,076,530	3,712,139

Forex (NT$ per US$1)	33.88	33.30	34.27	33.56	34.54

Advanced Semiconductor Engineering, Inc.
Consolidated Summary Balance Sheet Data
(In NT$ millions)
(Unaudited)

	As of Sep. 30, 2004	As of Jun. 30, 2004

Current assets:
Cash and cash equivalents	6,996	10,045
Short-term investments	3,152	3,140
Notes and accounts receivable	17,014	16,656
Inventories	9,068	8,393
Others	3,317	3,116

Total	39,547	41,350

Long-term investments	5,981	6,211
Properties – net	79,602	75,377
Other assets	12,142	9,897

Total assets	137,272	132,835

Current liabilities:
Short-term debts – revolving credit	9,111	9,259
Short-term debts – current portion of long-term debts	7,733	7,389
Short-term debts – current portion of long-term bonds payable	0	0
Notes and accounts payable	7,589	7,916
Others	11,603	13,460

Total	36,036	38,024

Long-term debts	27,301	23,918
Long-term bonds payable	9,808	9,697
Other liabilities	1,649	1,634

Total liabilities	74,794	73,273

Minority interest	8,850	10,887

Shareholders’ equity	53,628	48,675

Total liabilities & shareholders’ equity	137,272	132,835